SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 8, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM is awarded United States Federal Aviation Administration certification

The document issued by the American aeronautical authority enables maintenance operations on aircrafts registered in the USA

SÃO PAULO, September 9, 2009 – (NYSE: TAM, BOVESPA: TAMM4) Our Technological Center, the MRO business unit (Maintenance, Repair and Overhaul), has just been certified by the American aviation authority, the Federal Aviation Administration (FAA), to be able to perform maintenance operations on aircrafts registered in the United States. With this seal of quality issued by the U.S. aviation authority, we amplify our array of MRO services offered and become the only Brazilian aviation company certified by the FAA, by the EASA (European Aviation Safety Agency) and by the ANAC (Agência Nacional de Aviação Civil - Brazilian Civil Aviation Agency).

"Now, we are certified by the world's foremost aeronautical authorities. This is a recognition of the quality of our service. With these approvals, we can strengthen our service offering MRO to third parties and meet the major airlines in the market," states Ruy Amparo, Vice President of MRO.

The FAR 145 certification we have obtained authorizes us to perform all the major programmed maintenance operations (C and D checks), in addition to the revision of different aeronautic components. The process of obtaining this certification took 14 months and was preceded by extensive audits, in which all the technical and quality procedures of our Technological Center were thoroughly checked over verified by the U.S. aviation authority.

Expansion of services

This last August, we were certified by the DGAC (Dirección General de Aeronáutica Civil), the organization from the Chilean government, to service Airbus A318 aircraft and their components for aircraft registered in Chile. The certification was achieved after we were approved by the ANAC to perform maintenance on the Airbus A318 aircraft. It is the unit's first approval for an aircraft model that is not a part of our fleet. We are also certified in Chile to perform maintenance operations on A319, A320 and A321 aircraft.

Our Technological Center has also been approved by the ANAC and by the EASA to carry out all the major programmed maintenance operations on Airbus A318/319/A320/A321 and A330 aircraft, both in our fleet and on third party aircraft, in addition to Fokker-100 aircraft. In addition to this, we are certified for the maintenance of components of the Boeing aircraft that are being incorporated into our fleet and we are in the final process of certification for Boeing 767 aircraft.

Since January of 2007, we have had the IOSA (IATA Operational Safety Audit) certification, the most complete and accepted international acknowledgement in operational safety. The IOSA audit involves more than 950 requirements in 8 operational areas of a single airline company, including engineering and maintenance of aircraft, and others.

Our Technological Center is located in the city of São Carlos, in the interior of São Paulo State, and covers an area of 4.6 million square meters. In addition to maintenance hangars, the facility houses workshops for examining more than 3,000 aeronautic components.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We have been the leader in the Brazilian domestic market since July 2003, and closed last July with a 43.2% market share. We fly to 42 destination in Brazil. We serve 79 different destinations in the domestic market through commercial agreements with regional companies. Among Brazilian airline companies that operate international flights, our market share was 88.3% in July. Its international operations include its own flights to 17 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Additionally, we have codeshare agreements with international airline companies that allow passengers to travel to another 64 destinations in the USA, South America and Europe. Pioneers in its launching of the "Fidelity" [Loyalty] Program for a Brazilian airline, today we have 6.1 million members and has already issued more than 8.5 million tickets through points redemption.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.